Exhibit 4.5

                      [LETTERHEAD OF MITEL SEMICONDUCTOR]

Mr AP Gallagher
23 Keyneston Road
Nythe
Swindon
Wilts

Dear Tony

Further to recent discussions I am pleased to offer you on behalf of Mitel Semiconductor, the position of Divisional Vice President - MSL reporting to Francois Cordeau VP Mitel Semiconductors with effect from 01 April 1999. The base salary for this position is (pound)96,000.00 (ninety-six thousand pounds only) per annum.

You will be eligible to participate in the Mitel Management Bonus plan for FY00, and subject to the Company attaining the agreed budgets and you reaching your own performance targets, your bonus payment will be 25% of your salary. Full details of the scheme will be communicated to you shortly.

The main roles and responsibilities of this position are as discussed and as defined in the attached job description.

This appointment is subject to nine months of termination by either side.

All other terms and conditions of employment remain unaltered.

I hope you find the contents of this letter satisfactory. If so please signify your acceptance of the terms detailed in this letter by signing and dating the enclosed copy of this letter and returning it to me as soon as possible.

Yours sincerely,

/s/ Gary Skakle
---------------
Gary Skakle
Worldwide Head of HR
Mitel Semiconductor

Signed /s/ A P Gallagher                  Dated          7 April `99
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Name (Block Capitals) ______________________________________________


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                        Job Description

Job Title               Executive Director MSL

Reports to              Francios Cordeau

Location                Swindon

Main Purpose of Role    To co-ordinate, in a matrixed organisation the
                        activities of the Mitel Semiconductor Limited group of Companies.

Key Tasks and
 Responsibilities

                        1. Perform legal and statutory requirement duties as Managing Director, Mitel Semiconductor Limited ( MSL )

                        2. Maximise Profit & Loss performance within the MSL legal entity in the UK and the MSL group of companies by co-ordinating the activities of the MSL senior management team ( SMT )

                        3. In conjunction with Mitel Corporation senior executive staff maximise cash generation within MSL and associated group of companies

                        4. Maintain day to day management of the MSL organisation

                        5. In conjunction the with VPs of Mitel Semiconductor group, develop, lead and motivate the MSL SMT to meet the high levels of performance required by the Corporation

                        6. In conjunction with VPs of Sales and VP of Finance develop and implement strategies across the MSL group of companies to improve customer service and market penetration in line with corporate goals and objectives

                        7. Develop, implement and monitor appropriate strategies and policies that meet the overall Mitel Corporation goals and objectives.

                        8. Liaise with all Mitel Semiconductor VPs to ensure that strategies for the continued growth of the business are co-ordinated and that all synergies are exploited

                        9. Develop, and implement effective communication strategies to ensure that all employees including senior management, customers and stakeholders are fully aware of strategies and company wide issues, as appropriate

                        10. Assume responsibility for MSL site management including space, health and safety, environmental engineering, security and Y2K

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                        11.   Chair MSL senior management team meeting and
                              report to VP Mitel Semiconductors group on all MSL business

                        12. Initially assume the line responsibility for central and local planning groups until reorganisation of the process is complete.

Thos job description outlines the main tasks and responsibilities to be undertaken by the incumbent. It is not an exhaustive list and the description may be altered at any time to reflect the strategies, objectives and goals of the organisation.


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                           [LETTERHEAD OF GEC PLESSEY]

Mr A Gallagher
23 Keyneston Road
Nythe
Swindon
Wiltshire

26 May 1992

Dear Tony

Further to our recent discussions, I am now pleased to formally offer you the position of Finance Director, GEC Plessey Semiconductors, reporting to the Managing Director, Mr D J Dunn.

You will be paid a salary of (pound)61,000 (sixty-one thousand pounds) per annum, which will be next reviewed on 1 July 1993 and annually thereafter.

Health Insurance

You and your family will be able to join our Health Insurance Scheme, for senior staff, details of which are attached.

Provision of Car

You will be given the exclusive use of a company car. All such vehicles are subject to prevailing company regulations. Your benchmark model will be a Vauxhall Senator 3.0i CD. If you wish to select an alternative model of equivalent value please discuss your proposal with me. However, will you please be aware that alternative models may only be selected from the Rover, Ford or Vauxhall range of cars. You will be reimbursed all business mileage. Private mileage, however, is your responsibility.

Travel

You will be entitled to travel first class by rail. Air travel is arranged by the most economic suitable method depending on the destination and duration of the flight.

Notice Period

The notice period, from either party, will be twenty-six weeks in the event of termination of your employment.

GEC Managers' Share Option Scheme

You will be eligible for participation in this scheme when the next tranche of Managers' Share Options are issued.


                                                                     cont'd/....

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Hours of Work

Your hours of work will be those necessary for the proper performance of your duties, but in any event will not be less than 37.5 hours per week.

Holidays

Your annual leave entitlement is 25 days annual holiday plus public holidays. The holiday year runs from 1 April to the following 31 March.

Pension

You will be able to join the GEC Plan and Selected Benefit Scheme, details of which are attached.

Duty of Confidence

The Company has established policies to protect its proprietary and confidential information. This safe-guarding of the future prosperity of the Company is in every employee's interest. Acceptance of the terms of this letter will include acceptance of these policies.

Company Document, Software and Equipment

All the following are the sole property of the Company and you should return them to the Company at any time on request and in the event of the termination of your employment:-

- all books, papers, records, returns, drawings, notes, data, blueprints, instructions, customer and price lists and information, correspondence and other documents - and all copies of them or extracts from them relating to the Company's business.
-     together with any software, magnetic or other storage media, and
-     any of the Company's tools and equipment.

I hope to receive a favourable response from you. However, if you have any questions please do not hesitate to call me.

Yours sincerely

/s/ Tim Jones
-------------
TIM JONES
PERSONNEL DIRECTOR

enc


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Attachment to Letter of Appointment : Mr A Gallagher
26 May 1992

I accept the position of Finance Director, GEC Plessey Semiconductors, on the terms stated in this letter.

Signed /s/ A Gallagher                   Dated 31/5/1992
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